Ropes & Gray Letterhead

April 3, 2007	Marc A. Rubenstein 617-951-7826 Marc.Rubenstein@ropesgray.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Jeffrey Riedler

Re:
Sirtris Pharmaceuticals, Inc.
Registration Statement on Form S-1
File Number 333-140979

Ladies and Gentlemen:

On behalf of Sirtris Pharmaceuticals, Inc. (the "Company"), submitted herewith for filing is Amendment No. 2 ("Amendment No. 2") to the Registration Statement referenced above (the "Registration Statement").

Amendment No. 2 is being filed in response to comments contained in the letter dated March 27, 2007 from Jeffrey Riedler of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Christoph Westphal, the Company's Chief Executive Officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff's letter and are based upon information provided to Ropes & Gray LLP by the Company. Where appropriate, the Company has responded to the Staff's comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2.

On behalf of the Company, we advise you as follows:

General

1.
Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

  Response:    The Company does not plan to include graphic, visual or photographic information in the printed prospectus, other than the pictures of the mouse skeletal muscle shown on page 54. If the Company determines that it is desirable to include additional visual information in the prospectus, the Company will promptly provide such additional information to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments regarding any such additional information.

2.
Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

  Response:    The Company is aware that it must file a pre-effective amendment to the Registration Statement containing pricing-related information prior to circulating the preliminary prospectus and acknowledges that the Staff may have additional comments when the pricing information is filed.

3.
Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

  Response:    The Company acknowledges the Staff's interpretation regarding the parameters of a "bona fide" price range. When the Company files a pre-effective amendment containing a price range, the range will satisfy these parameters.

4.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

  Response:    Where appropriate, the Company has made changes to applicable portions of the Registration Statement to address the Staff's comments.

5.
In the event you file a request for confidential treatment related to this filing, please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

  Response:    The Company acknowledges that the Staff will not be in a position to consider a request for acceleration of effectiveness of the Registration Statement until the Staff resolves all issues concerning any confidential treatment request made by the Company.

Prospectus Summary, page 1

6.
Please expand the discussion to briefly indicate that you have no products approved for commercial sale and you have not generated any revenues from commercial sales.

  Response:    The Company has revised the prospectus in response to the Staff's comments. Under the heading "Risk related to our business" in the prospectus summary, the Company has inserted the sentence "We do not have any products approved for commercial sale and we have not generated, and may never generate, any revenue from commercial sales of our products." In addition, we have added disclosure on the first page of the prospectus summary to indicate that we have not received regulatory approval to market products that target sirtuins.

7.
While you have included a discussion of your positive opinions and beliefs regarding your proposed products, you have not balanced the discussion with a discussion of the negative aspects of your business, and have not clearly indicated that positive results are not assured. The discussion of the negative aspects of your business should be disclosed as prominently as the positive aspects.

  Response:    The Company has revised the prospectus in response to the Staff's comments. For example, under the heading "Sirtris Pharmaceuticals" in the prospectus summary, the Company has indicated that the Company has not yet tested novel small molecules in humans and that neither it nor any other company has received regulatory approval to market products that target sirtuins.

  Further, under the "Type 2 Diabetes" subheading under the "Development programs" heading of the prospectus summary, the Company has indicated that, because it has only conducted limited clinical trials on SRT 501, additional extensive clinical testing will be required before the Company may be able to obtain regulatory approval, if such approval is obtained at all.

  The Company has also added disclosure under the heading "Risk related to our business" in the prospectus summary to indicate that extensive preclinical studies and clinical trials and regulatory approval will be necessary before the Company may market its products. The Company has also indicated that it has incurred losses since its inception, that it expects to incur substantial and increasing operating losses for the foreseeable future, and that it may never become profitable.

8.
Please define the term "Orphan Drug status."

  Response:    The Company has revised the prospectus in response to the Staff's comment and has inserted a definition of Orphan Drug status under the "MELAS" subheading under the "Development programs" heading of the prospectus summary.

Risk Factors, page 9

9.
Please delete the statement that there are additional risks and uncertainties. It is not appropriate to reference risks that are not discussed.

  Response:    The Company has revised the prospectus in response to the Staff's comment and has deleted the relevant statement in the introduction to the "Risk factors" section of the prospectus.

"Our results to date provide no basis for predicting whether any of our product candidates will be safe or effective....", page 9

10.
Please expand the discussion to indicate the nature of any material adverse side effects observed in your previous trials.

  Response:    The Company has revised the prospectus in response to the Staff's comment. The Company has indicated, under the heading "Risks related to our discovery, development and commercialization of new medicines" that all of the reported adverse side effects in the Company's early stage clinical trials were reversible and that none were serious. Since no observed side effects were material, the Company has not indicated the specific nature of any side effects.

"Our current product candidates are SIRT1 activators. Resveratrol, a SIRT1 activator, is marketed by other companies as a dietary supplement. As a result, any products we successfully develop may be subject to substitution and competition." Page 11

11.
Please provide the basis for your belief that your product candidates will have a superior therapeutic profile to resveratrol.

  Response:    The Company has revised the prospectus in response to the Staff's comment to indicate that the Company's belief that its product candidates will have a superior therapeutic profile to resveratrol is based on preclinical data regarding the level of resveratrol in the blood and the effectiveness of these product candidates in reducing fasted glucose and fed insulin levels of animals.

"We may not be able to manufacture our product candidates in clinical or commercial quantities....", page 11

12.
Please identify the third parties you substantially rely upon for the manufacture and packaging of your drug candidates. You should also file the agreements as exhibits to the registration statement and include a discussion of the material terms of these agreements in the "Business" section. If you believe you are not substantially dependent on these parties, please provide us with an analysis supporting this determination, including a discussion of the number of manufacturers capable of producing your product. If there are a limited number, discuss the potential adverse impact this could have on your future operations.

  Response:    Pierre-Fabre synthesizes the Company's active pharmaceutical ingredient for SRT501, and PCAS is the Company's back-up supplier for the active pharmaceutical ingredient of SRT501. MicronTechnologies micronizes the Company's active pharmaceutical ingredients for SRT501. Penn Pharmaceuticals bottles and labels the Company's active pharmaceutical ingredient for SRT501, and Bilcare is the Company's back-up bottler and labeler for SRT501's active pharmaceutical ingredient. Medicilon synthesizes and scales up certain of the Company's experimental drug candidate material, and Girindus manufactures some of the Company's scale up experimental drug candidate material. The Company is currently aware of three additional manufacturers aside from Pierre-Fabre that are capable of producing the active pharmaceutical ingredient for SRT501 either in conformance to good manufacturing practices (used for clinical trials) or of a nutritional grade (used for preclinical studies). The Company is currently aware of an additional five suppliers capable of producing a nutritional grade of the active pharmaceutical ingredient of SRT501. In addition, as noted above, the Company has agreements with back-up contractors for critical stages in the manufacturing and packaging process and believes it could substitute vendors for stages of the manufacturing process for which it does not currently have back-up agreements in place without material disruption to its product development activities. As a result, the Company believes that it is not substantially dependent on any third party for the manufacture and packaging of the Company's drug candidates. Accordingly, the Company has not revised the prospectus or filed any additional agreements in response to this comment of the Staff.

"We may not be able to obtain and maintain the third party relationships that are necessary...", page 11

13.
If applicable, please identify the third parties you substantially rely upon for conducting your clinical trials. Also, to the extent you have any agreements with such parties, please so indicate and describe in your business section the material terms of the agreement(s). You should also file the agreements as exhibits to the registration statement. If you have determined that you are not substantially dependent on these parties, please provide us with an analysis supporting this determination and disclose the number of parties you engage to conduct your clinical trials.

  Response:    The Company has engaged Synchron, a clinical contract research organization in India, and Chiltern, a clinical contract research organization in the United Kingdom, to conduct clinical trials. Because there are multiple alternative clinical contract research organizations in each of India and the United Kingdom with which the Company could contract and that could begin conducting a clinical trial within 2-3 months of entering into a contract with the Company without material disruption to the Company's product development activities, the Company does not believe that it is substantially dependent on any third party for the conduct of the Company's clinical trials. Accordingly, the Company has not revised the prospectus or filed any additional agreements in response to this comment of the Staff.

"If we choose to commercialize SRT501 as a dietary supplement, we may not be able to successfully market SRT501 as a therapy for disease, if approved, and our results may be affected." Page 12

14.
Under what circumstances will you commercialize SRT501 as a dietary supplement?

  Response:    The Company has revised the prospectus in response to the Staff's comment. The Company will not commercialize SRT501 as a dietary supplement unless it discontinues development of SRT501 as a therapeutic drug. The Company has revised this risk factor to disclose the risk to the Company's ability to successfully commercialize the Company's NCE activators if the Company were to commercialize SRT501 as a dietary supplement.

"If we are not able to retain our current senior management...", page 13

15.
Please discuss the extent to which you have employment agreements with these individuals.

  Response:    The Company has revised the prospectus in response to the Staff's comment to indicate that all executive officers of the Company have employment agreements.

16.
Please briefly describe the material term and termination provisions of your employment contracts, if any, with key executives.

  Response:    The Company has revised the prospectus in response to the Staff's comment to indicate that all employment agreements with executive officers have severance and change of control provisions.

17.
To the extent you have experienced problems attracting and retaining key executives and scientists in the recent past, please revise the discussion to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

  Response:    The Company has not experienced problems attracting and retaining key executives and scientists in the recent past, and the Company is not aware of any plans by any key employee to retire or leave the Company in the near future. Accordingly, the Company has not revised the prospectus based on the Staff's comments.

"We have a history of operating losses... ", page 14

18.
Please expand the discussion to indicate the amount of losses you experienced for each of the past two years.

  Response:    The Company has revised the prospectus in response to the Staff's comment to indicate that the Company had net losses of $1.8 million for the period March 25, 2004 (date of inception) through December 31, 2004, $9.7 million for the year ended December 31, 2005, and $17.0 million for the year ended December 31, 2006.

"The regulatory approval process is costly and lengthy. and we may not be able to successfully obtain all required regulatory approvals." Page 16

19.
Please revise the last paragraph of this discussion to include a discussion of the consequences of another company receiving FDA approval for a drug for MELAS before you obtain FDA approval for SRT501.

  Response:    The Company has revised the prospectus in response to the Staff's comment. The Company has indicated that in the United States, a product that has Orphan Drug designation and receives the first FDA approval for the disease for which it has such designation, is entitled to market exclusivity, except in very limited circumstances, for seven years. The Company has indicated further that, if a competitor has Orphan Drug status for its own product and is first to obtain approval of the same drug, as defined by the FDA, for the Orphan Drug indication, or if the Company's product candidate is determined to be contained within the competitor's product for the same indication or disease, then that competitor would have market exclusivity and the Company's product for that indication or disease could potentially be blocked for seven years.

"We may have significant product liability exposure...", page 23

20.
Please expand the discussion to quantify the extent of your product liability coverage. Similarly, revise "We use and generate materials that may expose us to material liability."

  Response:    The Company has revised the prospectus in response to the Staff's comments. The Company does not currently carry insurance specifically covering environmental claims, and the corresponding risk factor has been revised to reflect this fact.

Use of proceeds, page 30

21.
Please clarify what stage of development you expect to achieve for each indication for your product candidates using the proceeds from the offering.

  Response:    The Company has revised the prospectus in response to the Staff's comment to indicate that the Company expects to advance its product candidates into Phase 2 using the proceeds from the offering.

Dilution, page 34

22.
Please revise to start your narrative discussion with your historical net tangible book value.

  Response:    The Company has revised the prospectus in response to the Staff's comment to indicate that the Company's historical net tangible book value (deficit) as of December 31, 2006 was $(27.6) million, or $(3.91) per share of common stock, based on 7,061,064 shares of common stock outstanding.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and capital resources

Contractual obligations and commitments, page 42

23.
It appears that you have several license agreements with minimum annual royalty and maintenance payments that are not reflected in the table of contractual obligations. Please include these commitments in the table or expand your disclosure in footnote one of the table to disclose the terms of each significant arrangement disclosed in Footnote 10 to your consolidated financial statements.

  Response:    The Company has revised the contractual obligations table to include minimum annual royalty and maintenance payments through 2011. The Company has not included any amounts in the After 2011 column as the minimum annual royalty and maintenance payments are perpetual and the agreements are cancelable by the Company at any time upon a maximum of 90 days notice. The Company has revised Footnote 1 of the table to expand the disclosure regarding the terms of the agreements and to explain why no amounts are included in the After 2011 column.

Critical accounting policies and estimates

Accrued expenses, page 44

24.
Please disclose the amount of the change in this estimate for each period presented. Include a sensitivity analysis showing the effect that reasonable likely changes in the estimate as of December 31, 2006 may have on financial position and results of operations.

  Response:    The Company has revised the accrued expenses critical accounting policy to disclose that the amount of the change in estimate was not material for each period presented. As of December 31, 2006, accruals for clinical trial costs were not a significant component of the Company's accrued expenses balance due to the timing of costs incurred and payments made under the Company's clinical trial. The Company expects that such accruals will be more significant in future reporting periods as the Company continues to progress its clinical trials. As these accruals become more significant, the Company will consider including a sensitivity analysis showing the effect that reasonable likely changes in the estimates may have on future financial position and results of operations.

Stock based compensation, page 44

25.
We note your analysis of how you determined the fair value of the underlying common stock and any related stock-based compensation for each equity issuance. Once an estimate IPO price is determined, please disclose the significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

  Response:    The Company will disclose the significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price once it is determined.

26.
We note throughout your filing you reference an independent third-party valuation specialist. The reference to an independent valuation final equates to the use of a valuation expert. Please name the independent appraiser under Experts" and provide the consent of the appraiser in the registration statement.

  Response:    The Company has revised the prospectus to eliminate the reference to the third party valuation specialist in response to the Staff's comments. The Company engaged an independent third party valuation specialist to assist management in preparing contemporaneous valuation reports to document the fair value of its common stock for income tax purposes for certain stock option awards during 2006. Management did not rely on these valuation reports for financial reporting purposes, however. The timeframe for a potential initial public offering had accelerated significantly since the time of the initial contemporaneous valuation and as a result, management prepared retrospective valuation reports for several grant dates during 2006. Accordingly, the Company has removed all references to the independent third party valuation specialist in its disclosure.

  The Company also reviewed the enhanced disclosures recommended by paragraph 182 of the practice aid and believes its revised disclosures are complete.

27.
Clarify why you believe the peers used in the market approach were comparable companies and what specific factors and assumptions you considered in determining that they were comparable companies. Tell us why you believe the median valuation of the peer group is an appropriate measure. Explain to us why the financial statement metrics discussed in paragraph 50 of the practice aid were not used.

  Response:    The Company has revised the prospectus in response to the Staff's comments. In connection with the preparation of its retrospective valuation reports, the Company analyzed biotechnology initial public offerings over a two and a half-year period ended April 2006 to determine an expected market capitalization in the IPO scenario. Based upon this analysis, the Company applied an expected market capitalization equal to the median market capitalization of a group of comparable biotechnology companies. The companies used in the market approach were considered comparable companies since they represented companies that were:

  a)
  conducting research in the same or similar therapeutic areas, and

  b)
  comparable in terms of the stage of development of their drug candidates at the anticipated time of the Company's expected liquidity events.

  The Company concluded that the median valuation of the comparable companies was an appropriate measure since there was no single company in the group of companies that was more representative of the size and stage of development of the Company than the others. Based on this, the Company concluded that the median valuation was the most appropriate measure of the Company's expected market capitalization in the IPO scenario.

  In applying the market approach to the sale scenario, the Company analyzed sale transactions of biotechnology companies over a five-year period ended July 2006. The Company applied a transaction enterprise value of approximately $125 million. This transaction enterprise value was supported by published transaction values of companies with product candidates in similar stages of development as the Company estimates its product candidates would be in within the estimated three-year period until a sale or merger would be consummated. In applying the market approach to the dissolution scenario, the Company applied an enterprise value of $50 million. This scenario assumes a sale of the Company's existing research and intellectual property at a value that would not allow the preferred stockholders to realize their liquidation value.

  Paragraph 50 of the practice aid identifies the following financial statement metrics that can be used in connection with the market approach: price to cash flow, price to earnings, market value of invested capital (MVIC) to earnings before interest and taxes (EBIT), MVIC to earnings before interest, taxes, depreciation and amortization (EBITDA), price to assets or equity, and MVIC to revenue. The Company considered these financial statement metrics and concluded that it would not use the metrics due to the following factors:

  •
  The financial statement metrics based upon market capitalization or market value of invested capital as a multiple of income statement measures were not utilized since the Company did not have and does not expect to have revenue or earnings as of the dates of valuation or as of the expected liquidity dates utilized in the analysis. As a result, the valuation multiples would not result in a meaningful indication of the fair value of the Company's common stock.

  •
  The financial statement metrics based upon market capitalization or market value of invested capital as a multiple of assets or equity would not measure the value of the Company's intellectual property and the inherent difficulty in developing an appropriate valuation multiple due to industry specific factors of biotechnology companies such as significant operating losses. As a result, these financial metrics would not represent a meaningful indication of the fair value of the Company's common stock.

  The Company concluded that this approach was consistent with paragraph 50 of the practice aid which states that with many early-stage enterprises, some traditional metrics cannot be used because the enterprises have not yet earned a profit, and therefore nonfinancial metrics may be used in conjunction with the limited number of usable financial metrics.

  The Company has revised the disclosure on page 47 to clarify the application of the market approach in estimating the future aggregate enterprise value of the Company.

28.
Disclose the key factors and assumptions used in the market approach. Refer to paragraphs 60, 61, and 182 of the practice aid.

  Response:    The Company has revised the prospectus in response to the Staff's comments. Paragraph 182 of the practice aid indicates that when the enterprise does not obtain a contemporaneous valuation performed by an unrelated third- party valuation specialist, the enterprise should provide enhanced disclosure since reliance has been placed on less reliable valuation alternatives. The enhanced disclosures should include (1) a discussion of the significant factors, assumptions and methodologies used in determining fair value (2) a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price and (3) the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

  Paragraphs 60 and 61 of the practice aid indicate that the key assumption in the market approach is that the selected comparable enterprise or transaction is truly comparable, yet acknowledge that there are typically few truly comparable enterprises or transactions and that in order to achieve comparability, valuation specialists may need to make adjustments to an initial valuation as a result.

  The Company acknowledges the challenges in identifying comparable companies as discussed in paragraphs 60 and 61, and considered the following in validating the propriety of its comparable companies:

  •
  The number of drug candidates in clinical trials and their respective stage of development.

  •
  The status of the intellectual property portfolio including patent applications.

  •
  The status of corporate partnerships and collaborations with large pharmaceutical companies.

  The Company concluded that these factors were critical in supporting the use of the market approach since they are indicators that the comparable companies operate in the same industry, are relatively similar in size, and most importantly, are at a comparable stage of development.

  The Company revised its disclosure on pages 47 through 50 of the prospectus to include the significant factors and assumptions used in the market approach, as discussed above. The Company concluded that it has previously provided the other disclosures noted in paragraph 182 on pages 47 through 50 of the prospectus.

29.
You state that you are using the market approach, but you also appear to be using other factors outside of the market approach in valuing your stock, such as valuation in preferred stock issuances and your proposed public offering. Tell us how the other factors are considered in your market approach and why you believe your methodology is appropriate. We do not believe that using the underwriters' enterprise value is appropriate in determining your enterprise value. Also, if you are using preferred stock issuances to related parties, we do not believe those issuances are representative of the fair value of your stock.

  Response:    The Company has revised the prospectus based on the Staff's comments. The Company utilized the market approach to value its common stock. The Company also considered the valuations of its recent rounds of preferred stock financing to validate the reasonableness of the median market values used in the market approach, as discussed in the response to Comment 27 above. The Company concluded that this was appropriate since the lead investors in the Company's Series C and C-1 redeemable convertible preferred stock rounds of financing were new investors in the Company and therefore unrelated parties. The Company believes that the consideration of the prices paid for its preferred stock by these unrelated parties is appropriate and consistent with paragraphs 105 and 106 of the practice aid which states that a market approach valuation should, to the extent possible, rely on negotiations or transactions with unrelated parties, such as cash transactions with unrelated parties for similar equity instruments. The practice aid also indicates that since Stage 4 companies have experienced several rounds of financing, there may be a reasonable basis for application of the market approach based on the amounts invested in the enterprise.

  The Company revised the disclosure on page 47 of the prospectus to clarify this approach and to remove the reference to the enterprise value for its proposed public offering determined by its investment bankers.

30.
Please tell us why it is appropriate under the probability-weighted expected return method to deduct the liquidation preference from the enterprise value in determining the fair value of your common stock under the dissolution and sale scenarios. Please revise your methodology or tell us why your method is consistent with the methodology described in paragraph I22-I29 of the practice aid.

  Response:    The Company has revised the prospectus in response to the Staff's comments. The Company believes that its application of the probability weighted expected return method was consistent with paragraphs I22 to I29 of the practice aid. The Company acknowledges that it erroneously disclosed the fact that the fair value of its common stock under the sale and dissolution scenarios was determined by reducing the total estimated enterprise value by the liquidation preferences of the Series A through C redeemable convertible preferred stock. This is accurate for the dissolution scenario, but not for the sale scenario as the sale scenario was based upon the expected sales proceeds less the liquidation preference of those preferred shares that would receive more value based on their liquidation preference as opposed to converting to common stock. The Company revised its disclosure on page 48 of the prospectus to properly reflect its application of the probability-weighted expected return method.

31.
Please tell us why you believe a risk-adjusted discount rate of 35% is appropriate for your IPO scenario. The discount rate should be based on your company and should not be based on rates disclosed in the practice aid.

  Response:    The Company concluded that a risk adjusted discount rate of 35% was appropriate in applying a discount to the future expected proceeds allocable to the common stock in the IPO scenario. The following quantitative and qualitative factors were considered in the selection of an appropriate discount rate.

  The Company's quantitative calculations classified the Company as a bridge investment and the review of venture capital rate of return studies provided a range of 25% to 35% as required rates of return on such investments. The Company selected the high end of the range due to the following factors that suggest that there is a higher degree of risk around the Company's cash flows:

  •
  The Company has significant intellectual property risks including 1) the risk that the Company's patent applications may be denied by the U.S. Patent Office and other international organizations 2) the potential failure of the Company's clinical candidate and 3) the lack of composition of matter patents for the Company's clinical candidate.

  •
  The Company's results to date do not provide a basis for predicting whether any of the Company's product candidates will be safe or effective, or receive regulatory approval. As a result, the Company's products are not commercially available and are not expected to be commercially available for several years.

  •
  The high failure rate of biotechnology companies would result in an increased required rate of return for common stockholders.

  The Company concluded that these quantitative and qualitative factors supported a discount rate of 35%. The Company has revised the disclosure on page 48 of the Prospectus to include the key factors that the Company considered in supporting a 35% discount rate.

32.
Please expand the discussion to clarify the size of the market for the indications for which your products are designed to treat.

  Response:    The Company has revised the prospectus in response to the Staff's comment. The Company has clarified the disclosure on page 56 to indicate that approximately 90% of the $100 billion diabetes market is attributable to Type 2 Diabetes. There are no available market data for MELAS.

Preclinical data for diabetes, page 56

33.
Please expand the discussion to explain the term "DIO model."

  Response:    The Company has revised the prospectus based on the Staff's comment. The Company has removed the term "DIO model" and replaced it with "an established model."

Clinical progress for diabetes, page 56

34.
Please discuss the significance of not meeting primary endpoints.

  Response:    The Company has revised the prospectus based on the Staff's comment. The Company has indicated that the primary endpoint is the measurable clinical result a trial is designed to obtain, and that the primary endpoint is the focus of the clinical trial and it determines the size of the clinical study needed to determine statistically significant results. The Company has indicated further that failure to meet the primary endpoint commonly means that the product candidate did not positively affect the primary endpoint but does not necessarily mean that further development of the drug will cease. Results from the Company's two studies will enhance the Company's understanding of SRT501 and will serve as the basis for determining whether or not to continue development of SRT501, and, if such development is continued, the development path for SRT501 in Type 2 Diabetes.

35.
Please explain the meaning of the term "naive to other treatments."

  Response:    The Company has revised the prospectus in response to the Staff's comment. The Company has removed the term "naive to other treatments" and inserted "were not on medication for their disease" in lieu thereof.

36.
Explain the significance of the p value.

  Response:    The Company has revised the prospectus in response to the Staff's comment. The Company has added discussion indicating that a p-value measures the probability that a difference between a product candidate and placebo is due to chance alone. The Company has also noted that a p-value of less than 0.05 is considered statistically significant since the possibility that the difference is due to random chance is less than 5%. The p-value is a commonly accepted threshold for denoting a meaningful difference between drug and placebo.

Patents and other proprietary rights, page 59

37.
Please expand your existing discussion or include a section describing, as applicable, your material collaboration, commercial and license agreements, and grants. The discussion of each agreement should include the material terms of each, including, but not limited to, the aggregate amounts of any milestone payments, termination provisions, minimum royalty payments, financial commitments, aggregate amounts paid to date, and any other material terms.

  Response:    The Company has revised the prospectus in response to the Staff's comments to add a description of the material terms of the Company's license agreement with Harvard College. The Company believes that this license agreement is the only material license agreement it has entered into because this is the only license to intellectual property necessary for the development and commercialization of its products currently under development. Consequently, the prospectus has been revised to include a description of this license agreement.

38.
You should also file these agreements as exhibits, If you have determined that these agreements are not material and that you are not substantially dependent upon them, please provide us with an analysis supporting this determination.

  Response:    The Company has entered into a number of licenses in the ordinary course of business. Of those, the only license on which the Company is substantially dependent is the license with Harvard College, which the Company has filed as Exhibit 10.20 with Amendment No. 1 to the Registration Statement filed on March 23, 2007, as this is the only license to intellectual property necessary for the development and commercialization of the Company's products currently under development. Should the Company enter into any license agreement in the future upon which the Company is substantially dependent or should the Company's future activities become dependent on any of the license agreements that the Company has previously entered into, the Company will file those licenses at such time.

Compensation Discussion and Analysis, page 66

39.
Please expand this section to discuss how each compensation element and the company's decisions regarding that element affect decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K.

  Response:    The Company has revised the prospectus in response to the Staff's comments. The Company has indicated that it views the three components of its executive compensation consisting of base salary, annual bonus, and long-term incentives, as related but distinct and that, although the Company's compensation committee does review total compensation, the Company does not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. The Company determines the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with the Company's recruiting and retention goals, on the Company's view of internal equity and consistency, individual, department, and corporate performance and other information the Company deems relevant. The Company believes that, as is common in the biopharmaceutical industry, stock option awards are a primary motivator in attracting and retaining executives, and that salary and cash incentive bonuses are often secondary considerations.

40.
Please expand this section to specifically discuss how corporate performance and individual performance are taken into account in making compensation decisions. You should discuss what specific items of corporate performance are taken into account in making compensation decisions and how specific forms of compensation are structured and implemented to reflect these items of the company's performance. Further, you should also discuss how specific forms of compensation are structured and implemented to reflect the executive officer's individual performance and/or individual contribution, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2) of Regulation S-K.

  Response:    The Company has revised the prospectus based on the Staff's comments. The Company has indicated that individual performance of its executive officers is based on the level of achievement of corporate goals related to their respective areas of responsibility as well as on core competencies such as the management and development of people, communication, leadership and the use of sound judgment in performing their responsibilities. The Company's corporate goals target the achievement of research, development, and operational milestones. Underachievement or overachievement of the major corporate goals may result in lower or higher bonus payments. Additionally, the board of directors, based on a recommendation of the compensation committee, may increase or decrease an executive's bonus payment because of an executive's individual performance during a given year.

Notes to consolidated financial statements, page F-8

41.
Please revise the notes to the financial statements as appropriate for the above comments.

  Response:    The Company has revised the notes to the financial statements in response to the Staff's comments.

Note 6. Redeemable convertible preferred stock, page F-24

42.
Please tell us why no beneficial conversion, feature was recorded for your issuance of preferred stock in accordance with EITF 00-27 and EITF 98-5.

  Response:    The Company advises the Staff that it accounts for potentially beneficial conversion features under Emerging Issues Task Force No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios and EITF Issue No. 00- 27, Application of Issue 98-5 to Certain Convertible Instruments. In August and November 2004 the Company issued 10,000,000 and 21,666,667 shares of Series A and A-1 redeemable convertible preferred stock at $0.50 and $0.60 per share, respectively. In February and March 2005, the Company issued 33,750,000 shares of Series B redeemable convertible preferred stock at $0.80 per share and in March and April 2006, the Company issued 19,700,892 shares of Series C redeemable convertible preferred stock at $1.12 per share. At the time of each of these issuances, the value of the common stock into which the Series A, A-1, B and C redeemable convertible preferred stock is convertible had a fair value less than effective conversion price of the redeemable convertible preferred stock and as such, there was no intrinsic value on the respective commitment dates.

  The Company also advises the Staff that in January and February 2007 the Company sold 21,389,880 shares of Series C-1 redeemable convertible preferred stock at $1.68 per share. The Company will complete its analysis of the related conversion feature in connection with the preparation of its financial statements for the three months ended March 31, 2007.

  The Company has added the following disclosure to footnote 6 on page F-24.

  "The Company accounts for potentially beneficial conversion features under Emerging Issues Task Force No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios and EITF Issue No. 00-27, Application of Issue 98-5 to Certain Convertible Instruments. At the time of each of the issuances of Series A, A-1, B and C redeemable convertible preferred stock, the value of the common stock into which the redeemable convertible preferred stock is convertible had a fair value less than effective conversion price of the redeemable convertible preferred stock and as such, there was no intrinsic value on the respective commitment dates."

The Company intends to commence marketing this offering as soon as possible. We would, therefore, appreciate receiving any additional comments on the Registration Statement, or receiving advice that there are no further comments on the Registration Statement, as soon as possible.

Very truly yours,

/s/ Marc A. Rubenstein
Marc A. Rubenstein

cc:
Suzanne Hayes
John L. Krug
Dana Hartz
Mary Mast
Christoph Westphal
Richard D. Truesdell, Jr.